UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


MDU COMMUNICATIONS INTL INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

582828208
(CUSIP Number)

February 6, 2014
(Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x ]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section
18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 582828208

1.	Names of Report Persons
SF Investors LP
      13-3793258

2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

3. 	SEC Use Only

4.	Citizenship or Place of Organization
	United States

		5.	Sole Voting Power
Number of
			Shares			0
Beneficially	6.	Shared Voting Power
Owned by			0
Each
Reporting	7.	Sole Dispositive Power
Person with		0
		8.	Shared Dispositive Power
				0

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person
			0


10.	Check if Aggregate Amount in Row (9) Excludes Certain
Shares(See Inst).
				[  ]

11.	Percent of Class Represented by Amount in Row (9)
			0%

12.	Type of Reporting Person (See Instructions)
	PN





Item 1.

	(a)	Name of Issuer
		MDU Communications Intl, Inc.

(b)	Address of Issuers Principal Executive Offices
60 Commerce Way Unit D
		Totowa, NJ 07512

Item 2.

	(a)	Name of Person Filing
		SF Investors LP

	(b)	Address of Principal Business Office or, if None,
Residence
		8 South Acres Road.
		Plattsburgh, NY 12901-3719

	(c)	Citizenship
		United States

	(d)	Title of Class of Securities
		Common Stock

	(e)	CUSIP Number
		582828208

Item 3.		If This Statement is Filed Pursuant to Rule 13d-
1(b), or 13d-2(b) or
		(c), Check Whether the Person Filing is a:

		(a)	[ ]	Broker or dealer registered under Section
15 of the Act
				(15 U.S.C. 78o).
		(b)	[ ]	Bank as defined in Section 3(a)(6) of the
Act (15 U.S.C.
				78c).
		(c)	[ ]	Insurance Company as defined in Section
3(a)(19) of the
				Act (15 U.S.C. 78c).
		(d)	[ ]	Investment Company registered under section
8 of the
				Investment Co. Act of 1940 (15 U.S.C. 80a-
8).
		(e)	[ ]	An investment advisor in accordance with
Rule
				240.13d-1(b)(1)(ii)(E);
		(f)	[ ]	An employee benefit plan or endowment fund
in
				Accordance with Rule 240.13d-
1(b)(1)(ii)(F);



Item 3. (cont.)


		(g)	[ ]	A parent holding company or control person
in accordance
				With Rule 240-13d-1(b)(1)(ii)(G);
		(h)	[ ]	A savings association as defined in Section
3(b) of the
				Federal Deposit Insurance Act (12 U.S.C.
1813;
		(i)	[ ]	A church plan that is excluded from the
definition of an
				Investment company under Section 3(c)(14)
of the
				Investment Company Act of 1940 (15 U.S.C.
80a-3);
		(j)	[ ]	Group, in accordance with Rule 240.13d-
1(b)(1)(ii)(J).

				If this statement is filed pursuant to Rule
13d-1(c), check
				this box []
				Not Applicable
Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of the issuer identified in
Item 1.

(a)	Amount Beneficially Owned:

SF Investors LP, in its capacity as owner, may
be deemed to beneficially own       0  shares of
the Issuer.

		(b)	Percent of Class:
			0%

		(c)	Number of shares as to which such person has:

			(i)     sole power to vote or to direct the
vote:		           0
			(ii)    shared power to vote or to direct the
vote		0
			(iii)   sole power to dispose or direct
disposition of	           0
			(iv)   shared power to dispose or direct
disposition of	0

Item 5.		Ownership of Five Percent or Less of Class.

		If this statement is being filed to report the fact that as of the date hereof
		Reporting person has ceased to be the beneficial owner of more than five
		Percent of the class of securities, check the following: [ ]

Item 6.		Ownership of More than Five Percent on Behalf of
Another Person.

		Not Applicable



Item 7.		Identification and Classification of the
Subsidiary Which Acquired
		the Security Being Reported on by the Parent Holding
Company.

		Not Applicable

Item 8.		Identification and Classification of Member of
the Group.

		 Not Applicable

Item 9.		Notice of Dissolution of Group.

		Not Applicable

Item 10.	Certification.

		By signing below I certify that, to the best of my knowledge and belief,
		the securities referred to above were acquired and are held in the ordinary
		course of business and were not acquired and are not held for the purpose
		or with the effect of changing or influencing the control of the issuer of the
		securities and were not acquired and are not held in connection with or as
		a participant in any transactions having that purpose or effect.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I
		certify that the information set forth in this statement is true, complete
		and correct.


				By:
				     ______________________________________

				Name:	Stuart Friedman

				Title: General Partner

				Date: February 14, 2014